MEDIA RELEASE FOR IMMEDIATE RELEASE

Drilling and Presentation Update

Singapore and Port Moresby, December 3, 2014: InterOil Corporation (NYSE: IOC; POMSoX: IOC) today posted an updated exploration presentation and accompanying video on its website. The presentation will be used today at the Papua New Guinea Mining and Petroleum Conference in Sydney, Australia.

The presentation includes an update on the Company’s exploration drilling program in Papua New Guinea and can be found on the company’s website at www.interoil.com.

Raptor-1, PPL475

The Company flared gas and condensate from the Raptor-1 well test. Raptor is only 12km west of Antelope and the deepest well drilled into the Kapau limestone reservoir, encountered at 3,800 meters. On November 14, 2014, the Company notified the Department of Petroleum and Energy (“DPE”) of a discovery at Raptor-1.

Results from the testing program, including pressure measurements, support the presence of a multi-hundred meter hydrocarbon column in excess of the 200 meter gross gas interval already encountered by the well. Logs indicate a highly fractured reservoir system and mud loss during drilling supports the likely connectivity of the fracture network.

The well is currently being suspended to allow comprehensive planning of future Raptor appraisal work, which will include additional seismic, appraisal drilling and a comprehensive testing program. This is planned for 2015.

The rig is being mobilized to spud Antelope-5.

InterOil holds a 65.208174% interest in Raptor-1 and is operator. Pacific Rubiales Energy Corp. (TSX:PRE; BVC:PREC; BOVESPA:PREB) has a 12.903226% interest in the well and minority interests hold 21.8886%.

Bobcat-1, PPL476

Bobcat-1 has completed logging a 320 meter interval of Kapau limestone with initial indications of hydrocarbons. The well is currently undergoing testing.

Bobcat-1 is about 30km north-west of Elk-Antelope.

InterOil holds a 78.1114% interest in the well and is operator. The remaining 21.8886% interest is held by minority interests.

InterOil Corporation

Winsland House II, 163 Penang Road #06-02, Singapore 238463

T: +65 6507 0200 F: +65 6507 0201 W: www.interoil.com

Wahoo-1, PPL474

On July 14, 2014, the Company suspended the Wahoo-1 well following significant safety concerns over high pressures in the well. Significant concentrations of methane, ethane, propane and butane were recorded and were believed to be entering the well bore from permeable zones above the predicted reservoir zone, which is yet to be penetrated.

The Company is continuing to review and survey all options at Wahoo including well designs, mud weights and mud types. Drilling is expected to resume in 2015.

InterOil holds a 78.1114% interest in the well and is operator. The remaining 21.8886% interest is held by minority interests.

The Company is now firmly into its appraisal program at Elk-Antelope and Triceratops. Antelope-4 appraisal drilling continues and Antelope-5 will spud when the rig move from Raptor-1 is complete. Antelope-4 and Antelope-5 well costs are carried by Total SA, with InterOil having a net commitment of $4.6 million for the first $50 million gross expenditure on each well. Site preparation for Triceratops-3 is underway and is expected to spud in 2015.

InterOil will keep the market informed of material developments.

___________________________________

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Meg LaSalle Investor Relations Coordinator
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 281 292 1800 E: meg.lasalle@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 6507 0222 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur are forward-looking statements. These statements, which include statements as to planning for or the timing of the proposed LNG project and future exploration, are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given, however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the company’s control, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include risks discussed in the company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company’s Annual Report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, Papua New Guinea has no established market for natural gas or gas condensate and the company can make no guarantee that gas or gas condensate from the Elk-Antelope field will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

– ENDS –

2